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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-01 (MM/DD/YY) AND ENDING 9-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernardo First Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1588 S. Mission Rd., Suite 215
(No. and Street)

Fallbrook, CA 92028
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING
NOV 29 2002
WASH. D.C. 152 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William I. Woodson (760) 451-2943
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald McLean & Co. CPAs
(Name – *if individual, state last, first, middle name*)

11717 Bernardo Plaza Ct., # 215, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William I. Woodson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernardo First Securities Corp., as of Sept. 30, 2002, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 6 DAY OF November 20 02
BY William I Woodson

NOTARY PUBLIC

Sally A Church
Notary Public

W. I Woodson
Signature

Executive Vice-President
Title

SALLY A. CHURCH
Commission # 1368861
Notary Public - California
San Diego County
My Comm. Expires Sep 6, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARDO FIRST SECURITIES CORPORATION

Table of Contents

DONALD MCLEAN AND COMPANY
AN ACCOUNTANCY CORPORATION

11717 BERNARDO PLAZA COURT
SUITE 215
SAN DIEGO, CALIFORNIA 92128
858.487.5751 FAX 858.487.7043

E-MAIL dmcleansd@yourcpa.net

38760 SKY CANYON DRIVE
SUITE C
MURRIETA, CALIFORNIA 92563
909.699.1040 FAX 909.699.1226

www.yourcpa.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bernardo First Securities Corporation

We have audited the accompanying statements of financial condition of Bernardo First Securities Corporation as of September 30, 2002 and 2001, and the related statements of income, cash flows, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernardo First Securities Corporation at September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald McLean & Co CPAs

San Diego, California
November 8, 2002

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2002 and 2001

ASSETS

	2002	2001
Current Assets		
Cash and cash equivalents	$ 33,057	$ 44,371
Investments at market value	5,289	7,151
Deposits with clearing broker	45,000	45,000
Prepaid expense and other receivables	50,120	35,888
Total Current Assets	133,466	132,410
Property & Equipment		
Property and equipment at cost	10,339	10,339
Less: Accumulated depreciation	(10,339)	(10,339)
Net Property and Equipment	-	-
Other Assets		
Deposits	-	-
Organization costs, net of amortization of $728	1,316	1,368
Total Assets	$ 134,782	$ 133,778

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Commissions payable	$ 29,654	$ 60,725
Pension payable	23,112	-
Payroll taxes payable	10,582	2,602
Income taxes payable	-	620
Advanced fees - managed accounts	2,345	1,289
Total Current Liabilities	65,693	65,236
Long-Term Liabilities		
Note payable	35,000	35,000
Stockholders' Equity		
Common stock; 75,000 shares authorized at $10.00 par value; 2,000 shares inssued and outstanding	20,000	20,000
Retained Earingings	14,089	13,542
Total Stockholders' Equity	34,089	33,542
Total Liabilities and Stockholders' Equity	$ 134,782	$ 133,778

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
September 30, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernardo First Securities Corporation (the "Company") was incorporated on January 19, 1988 and began operations June 24, 1988 as a securities broker. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As of August 4, 1992, the Company became registered with the Securities Exchange Commission as an Investment Advisor. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Basis of Accounting

These financial statements of the Company have been prepared on the accrual basis of accounting. Income is reported when earned and expenses are recorded when incurred.

Investments

Investments are stated at fair value determined by quoted market prices.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Property and Equipment

The Company depreciates all property and equipment using the applicable accelerated method allowed for tax. These methods are not recognized as generally accepted accounting procedures. However, these methods do not have a material affect on these financial statements, nor do they distort depreciation expense or the assets' book value.

Organization Costs

Organization costs of the Company are being amortized for financial statement purposes using the straight-line method over their useful lives.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 – INCOME TAXES

Income tax expense for the year consists of:

Federal	$ 234
State	800
	$ 1,034

NOTE 3 – EARNINGS PER SHARE

Because the Corporation is a non-public enterprise as defined by FASB No. 21, earnings per share is not computed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The president of the Company operates a tax practice as Bernardo First Tax and Estate Planning ("BFT"), which has an office sharing arrangement with the Company. BFT paid all of the office rent during the year ended September 30, 2002.

The Board of Directors of the Company agreed to rent office space in the home of Anne Woodson for William Woodson to carry on business of the Corporation. W. Woodson is the President of the Company and a current member of the Board of Directors. The monthly rent is currently $800 per month. The lease is month to month and either party can terminate with 30 days notice. Total rent paid during the year was $9,600.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At September 30, 2002, the Company had net capital of $24,076 which was $19,076 in excess of the requirements.

NOTE 6 – NOTE PAYABLE

The Company has a $35,000 note to James B. Woodson who is an employee of the Company. The note is to be paid back in 4 years at 10% interest to be paid monthly.

NOTE 7 – PENSION PLAN

Effective January 1, 1996, the Company established a Simplified Employee Pension Plan (SEP) for all eligible employees. Amounts contributed by the Company are limited to 15% of compensation paid. Pension expense was $26,487 and $0 for September 30, 2002 and 2001 respectively.

BERNARDO FIRST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
September 30, 2002

NOTE 8 – LEASES

The Company leases a branch office facility in Rancho Santa Fe. The lease terminates January 31, 2004. Minimum lease payments are as follows:

Years Ending September 30,		
2003	$	13,695
2004		4,620
	$	18,315

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended September 30, 2002

Balance at September 30, 2001	$	-
Increases		-
Decreases		-
Balance at September 30, 2002	$	-

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2002

Total Consolidated Stockholders' Equity		$	34,089
Deduct stockholders' equity not allowable for net capital			-
Total Stockholders' Equity Qualified for Net Capital			34,089
Add liabilities subordinated to claims of general creditors			-
Total Capital and Allowable Subordinated Liabilities			34,089
Deductions and / or Charges:			
Nonallowable assets included in the following captions on the statement of financial condition			
Clearing receivable	3,157		
Securities not readily marketable	3,300		
Organization costs and other assets	1,316		7,773
Net Capital Before Charges on Securities Positions			26,316
Haircuts on Securities Position			
Trading and investment securities			2,240
Total Haircuts			2,240
Net Capital		$	24,076
Aggregate Indebtedness			
Liabilities from Statement of Financial Condition		$	100,693
Total Aggregate Indebtedness		$	100,693
Minimum Net Capital		$	5,000
Excess Net Capital		$	19,076
Ration of Aggregate Indebtedness to Net Capital			418.23%

NOTE - A reconciliation of the above computation and the Company's corresponding unaudited Form X-17A-5, Part II is not required as no material differences exist.

DONALD McLEAN AND COMPANY
AN ACCOUNTANCY CORPORATION

11717 BERNARDO PLAZA COURT
SUITE 215
SAN DIEGO, CALIFORNIA 92128
858.487.5751 FAX 858.487.7043

38760 SKY CANYON DRIVE
SUITE C
MURRIETA, CALIFORNIA 92563
909.699.1040 FAX 909.699.1226

E-MAIL dmcleansd@yourcpa.net
www.yourcpa.net

Board of Directors
Bernardo First Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Bernardo First Securities Corporation (the "Company"), for the year ended September 30, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 171-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Donald McLean & Co CPAs

San Diego, California
November 8, 2002

Audited Financial Statements
And Other Financial Information

BERNARDO FIRST SECURITIES CORPORATION

For the Year Ended September 30, 2002